SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2005

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13846 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)
Date: July 26, 2005		Signed: Robert V. Horte
	By:	Name:	Robert V. Horte
		Title:	Corporate Secretary

Release: Immediate, July 26, 2005
CPR BOOSTS EARNINGS PER SHARE 45 PER CENT IN 2nd QUARTER 2005
Railway handles record workload while expanding western corridor for future demand
CALGARY — Canadian Pacific Railway (TSX/NYSE: CP) increased net income to $123 million in the second quarter of 2005, compared with net income of $84 million in second-quarter 2004. Diluted earnings per share increased 45 per cent to $0.77 in the three-month period ended June 30, 2005, compared with $0.53 in the same period of 2004.
SUMMARY OF 2nd QUARTER 2005 COMPARED WITH 2nd QUARTER 2004
➢	Operating ratio of 75.5 per cent, an improvement of 2.5 percentage points

➢	Excluding foreign exchange losses on long-term debt, diluted earnings per share up 34% to $0.87

➢	Revenue up 10 per cent to $1,106 million

➢	Operating expenses up less than 2 per cent, excluding significantly higher fuel costs
Rob Ritchie, President and Chief Executive Officer of CPR, said: “CPR employees know what our company has committed to deliver and they are bringing it home. They grew our business with a focus on quality revenue. They demonstrated the power of our integrated operating plan, maintaining fluidity from coast to coast while handling more workload in the second quarter than in any other quarter ever. They worked more safely, making substantial improvements in both train operations and personal safety.
“Even more remarkable is that these achievements were accomplished with major track capacity expansion work in full force between the Canadian Prairies and the Vancouver gateway, our busiest corridor.
“The fluidity across our network is generating greater operating efficiency, which is driving more of our growth to the bottom line,” Mr. Ritchie said.
CPR’s quality revenue strategy continued to deliver results as resources were focused on growing higher-yield traffic. Revenue per carload increased 14 per cent, driven by success in upgrading CPR’s book of business, strong pricing and contract renewal programs supported by an environment of improving service.
Revenue in the second quarter of 2005 grew in five of CPR’s seven business lines, led by increases of 48 per cent in coal, 10 per cent in intermodal freight and 7 per cent in grain.

Most of the expense increase was due to high fuel prices. CPR’s fuel expense increased by 35 per cent in the second quarter of 2005, compared with the same period of 2004. More than three-quarters of the increase in fuel prices was recovered through CPR’s revenue fuel surcharge mechanism, as well as hedging and fuel efficiency measures.
SUMMARY OF 1st HALF 2005 COMPARED WITH 1st HALF 2004
➢	Net income up $97 million to $204 million and diluted earnings per share up 90 per cent to $1.27

➢	Operating ratio improved by 3.4 percentage points to 78.8 per cent

➢	Excluding foreign exchange losses on long-term debt, income up $83 million to $225 million and diluted earnings per share up 57 per cent to $1.40

➢	Revenue up 12 per cent, with double-digit increases in coal, grain and industrial products

➢	Operating expenses up 7 per cent, with most of the increase due to higher fuel costs
2005 OUTLOOK
CPR expects to grow revenue in the range of 12 per cent to 14 per cent in 2005. Diluted earnings per share, excluding foreign exchange gains and losses on long-term debt and other specified items, are expected to be in the range of $3.15 to $3.25, assuming oil prices averaging US$55 per barrel and an average exchange rate of $1.23 per U.S. dollar (US$0.81) for the full year.
A $160-million program to expand capacity by four trains a day, or more than 400 freight cars daily, between the Canadian Prairies and the Vancouver gateway is on schedule to be completed in the fourth quarter of 2005.
FOREIGN EXCHANGE LOSSES ON LONG-TERM DEBT
CPR had a foreign exchange loss on long-term debt of $17 million ($17 million after tax) in the second quarter of 2005, compared with a loss of $20 million ($20 million after tax) in the same period of 2004.
In the first half of 2005, CPR had a foreign exchange loss on long-term debt of $20 million ($21 million after tax), compared with a loss of $33 million ($34 million after tax) in the same period of 2004.
PRESENTATION OF NON-GAAP EARNINGS
CPR presents non-GAAP earnings in this news release to provide a basis for evaluating underlying earnings trends that can be compared with prior periods’ results. These non-GAAP earnings exclude foreign currency translation effects on long-term debt, which can be volatile and short term, and/or other specified items, which are not among CPR’s normal ongoing revenues and operating expenses. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. A reconciliation of income, excluding foreign exchange losses on long-term debt, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data. In the first half of 2005, there were foreign exchange losses on long-term debt but there were no other specified items.

It should be noted that CPR earnings that exclude foreign exchange currency translation effects on long-term debt and/or other specified items, as described in this news release, have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, are unlikely to be comparable to similar measures presented by other companies.
NOTE ON FORWARD-LOOKING STATEMENTS
This news release contains forward-looking information. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in CPR’s annual report and annual information form, and may be updated in CPR’s consolidated interim financial statements and interim Management’s Discussion and Analysis, which are filed with securities regulators from time to time. However, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events, or otherwise. Financial results in this news release are reported in Canadian dollars.
Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. For more information, visit CPR’s website at www.cpr.ca.

Contacts:
Media	Investment Community
Len Cocolicchio	Paul Bell
Tel.: (403) 319-7591	Vice-President, Investor Relations
len_cocolicchio@cpr.ca	Tel.: (403) 319-3591
investor@cpr.ca

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the three months
	ended June 30
	2005	2004
	(unaudited)	(unaudited)
Revenues
Freight	$1,056.5	$959.0
Other	49.4	45.7

	1,105.9	1,004.7

Operating expenses
Compensation and benefits	322.2	318.1
Fuel	145.2	107.9
Materials	46.0	45.5
Equipment rents	54.7	60.9
Depreciation and amortization	110.7	102.7
Purchased services and other	156.0	149.0

	834.8	784.1

Operating income	271.1	220.6

Other charges (Note 3)	5.7	10.1
Foreign exchange losses on long-term debt	17.0	20.0
Interest expense (Note 4)	53.2	57.1
Income tax expense	72.0	49.7

Net income	$123.2	$83.7

Basic earnings per share (Note 5)	$0.78	$0.53

Diluted earnings per share (Note 5)	$0.77	$0.53

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the six months
	ended June 30
	2005	2004
	(unaudited)	(unaudited)
Revenues
Freight	$2,036.4	$1,812.7
Other	83.6	78.6

	2,120.0	1,891.3

Operating expenses
Compensation and benefits	653.3	627.1
Fuel	279.7	207.6
Materials	104.8	99.3
Equipment rents	103.2	119.5
Depreciation and amortization	220.2	202.3
Purchased services and other	309.0	298.9

	1,670.2	1,554.7

Operating income	449.8	336.6

Other charges (Note 3)	4.7	14.7
Foreign exchange losses on long-term debt	20.1	33.3
Interest expense (Note 4)	104.8	111.1
Income tax expense	116.3	70.3

Net income	$203.9	$107.2

Basic earnings per share (Note 5)	$1.28	$0.67

Diluted earnings per share (Note 5)	$1.27	$0.67

See notes to interim consolidated financial statements.

CONSOLIDATED BALANCE SHEET
(in millions)

	June 30	December 31
	2005	2004
	(unaudited)	(audited)
Assets
Current assets
Cash and short-term investments	$131.7	$353.0
Accounts receivable	482.8	434.7
Materials and supplies	163.9	134.1
Future income taxes	66.7	70.2

	845.1	992.0

Investments	61.5	96.0
Net properties	8,606.3	8,393.5
Other assets and deferred charges	1,018.6	1,018.3

Total assets	$10,531.5	$10,499.8

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$990.1	$975.3
Income and other taxes payable	9.6	16.2
Dividends payable	23.8	21.0
Long-term debt maturing within one year	29.4	275.7

	1,052.9	1,288.2

Deferred liabilities	753.6	767.8
Long-term debt	3,103.0	3,075.3
Future income taxes	1,491.9	1,386.1

Shareholders’ equity
Share capital (Note 7)	1,123.6	1,120.6
Contributed surplus (Note 7)	288.9	300.4
Foreign currency translation adjustments	74.1	77.0
Retained income	2,643.5	2,484.4

	4,130.1	3,982.4

Total liabilities and shareholders’ equity	$10,531.5	$10,499.8

Commitments and contingencies (Note 11).
See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the three months
	ended June 30
	2005	2004
	(unaudited)	(unaudited)
Operating activities
Net income	$123.2	$83.7
Add (deduct) items not affecting cash:
Depreciation and amortization	110.7	102.7
Future income taxes	68.8	49.6
Foreign exchange losses on long-term debt	17.0	20.0
Amortization of deferred charges	5.0	6.6
Restructuring payments	(13.3)	(19.5)
Other operating activities, net	(0.2)	(0.8)
Change in non-cash working capital balances related to operations	48.1	7.1

Cash provided by operating activities	359.3	249.4

Investing activities
Additions to properties	(209.3)	(188.9)
Other investments	0.6	(0.9)
Net proceeds from disposal of transportation properties	3.8	5.8

Cash used in investing activities	(204.9)	(184.0)

Financing activities
Dividends paid	(21.0)	(20.3)
Issuance of shares (Note 7)	1.6	0.3
Purchase of shares (Note 7)	(12.6)	—
Net decrease in short-term borrowing	(8.6)	—
Repayment of long-term debt	(256.6)	(0.8)

Cash used in financing activities	(297.2)	(20.8)

Cash position
(Decrease) increase in net cash	(142.8)	44.6
Net cash at beginning of period	274.5	260.8

Net cash at end of period	$131.7	$305.4

Net cash is defined as:
Cash and short-term investments	$131.7	$305.4

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the six months
	ended June 30
	2005	2004
	(unaudited)	(unaudited)
Operating activities
Net income	$203.9	$107.2
Add (deduct) items not affecting cash:
Depreciation and amortization	220.2	202.3
Future income taxes	108.9	65.6
Foreign exchange losses on long-term debt	20.1	33.3
Amortization of deferred charges	10.0	12.9
Restructuring payments	(26.3)	(38.0)
Other operating activities, net	(21.1)	(23.2)
Change in non-cash working capital balances related to operations	(78.2)	(8.1)

Cash provided by operating activities	437.5	352.0

Investing activities
Additions to properties	(352.7)	(329.0)
Other investments	1.4	(2.4)
Net proceeds from disposal of transportation properties	5.5	8.6

Cash used in investing activities	(345.8)	(322.8)

Financing activities
Dividends paid	(42.0)	(40.5)
Issuance of shares (Note 7)	5.7	0.7
Purchase of shares (Note 7)	(12.6)	—
Issuance of long-term debt	—	193.7
Repayment of long-term debt	(264.1)	(12.4)

Cash (used in) provided by financing activities	(313.0)	141.5

Cash position
(Decrease) increase in net cash	(221.3)	170.7
Net cash at beginning of period	353.0	134.7

Net cash at end of period	$131.7	$305.4

Net cash is defined as:
Cash and short-term investments	$131.7	$305.4

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED RETAINED INCOME
(in millions)

	For the six months
	ended June 30
	2005	2004
	(unaudited)	(unaudited)
Balance, January 1	$2,484.4	$2,153.9
Net income for the period	203.9	107.2
Dividends	(44.8)	(40.5)

Balance, June 30	$2,643.5	$2,220.6

See notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(unaudited)
1	Basis of presentation

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s (“CPR”, “the Company” or “Canadian Pacific Railway”) 2004 annual consolidated financial statements. They do not include all disclosures required under Generally Accepted Accounting Principles for annual financial statements and should be read in conjunction with the annual consolidated financial statements.

2	Change in accounting estimate

The Company recorded a $6.8-million adjustment for the quarter and a total adjustment of $23.4 million year to date to increase revenues related to the April 1-to-December 31 period of 2004. This adjustment reflects a change in estimate as a result of a contract settlement with a customer.

3	Other charges

	For the three months		For the six months
	ended June 30		ended June 30
(in millions)	2005	2004	2005	2004
Amortization of discount on accruals recorded at present value	$4.2	$4.9	$8.4	$9.7
Other exchange gains	(1.3)	(2.9)	(3.3)	(0.4)
Loss on sale of accounts receivable	0.9	0.8	1.8	1.6
(Gains) losses on non-hedging derivative instruments	(0.4)	5.2	(6.6)	0.8
Other	2.3	2.1	4.4	3.0

Total other charges	$5.7	$10.1	$4.7	$14.7

4	Interest expense

	For the three months		For the six months
	ended June 30		ended June 30
(in millions)	2005	2004	2005	2004
Interest expense	$55.8	$58.5	$110.4	$113.7
Interest income	(2.6)	(1.4)	(5.6)	(2.6)

Total interest expense	$53.2	$57.1	$104.8	$111.1

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(unaudited)

5	Earnings per share

At June 30, 2005, the number of shares outstanding was 158.6 million.

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CPR shares outstanding during the period.

Diluted earnings per share have been calculated using the treasury stock method, which gives effect to the dilutive value of outstanding options.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months		For the six months
	ended June 30		ended June 30
(in millions)	2005	2004	2005	2004
Weighted average shares outstanding	158.9	158.7	158.8	158.7
Dilutive effect of stock options	1.7	0.2	1.6	0.3

Weighted average diluted shares outstanding	160.6	158.9	160.4	159.0

(in dollars)

Basic earnings per share	$0.78	$0.53	$1.28	$0.67
Diluted earnings per share	$0.77	$0.53	$1.27	$0.67

For the quarter ended June 30, 2005, no options (quarter ended June 30, 2004 — 5,642,847 options) were excluded from the computation of diluted earnings per share because their effects were not dilutive. For the six months ended June 30, 2005, no options (six months ended June 30, 2004 — 1,305,600 options) were excluded from the computation of diluted earnings per share because their effects were not dilutive.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(unaudited)

6	Restructuring and environmental remediation

At June 30, 2005, the provision for restructuring and environmental remediation was $429.9 million (December 31, 2004 — $448.7 million). The restructuring provision primarily includes labour liabilities for restructuring plans. Payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program for various sites.

Set out below is a reconciliation of CPR’s liabilities associated with restructuring and environmental remediation programs:

Three months ended June 30, 2005

	Opening					Closing
	Balance				Foreign	Balance
(in millions)	April 1			Amortization	Exchange	June 30
	2005	Accrued	Payments	of Discount	Impact	2005
Labour liability for termination plans	$261.2	(1.8)	(11.1)	3.2	0.5	$252.0
Other non-labour liabilities for exit plans	6.0	—	(0.1)	0.1	0.1	6.1

Total restructuring liability	267.2	(1.8)	(11.2)	3.3	0.6	258.1

Environmental remediation program	172.4	—	(2.1)	—	1.5	171.8

Total restructuring and environmental remediation liability	$439.6	(1.8)	(13.3)	3.3	2.1	$429.9

Three months ended June 30, 2004

	Opening					Closing
	Balance				Foreign	Balance
(in millions)	April 1			Amortization	Exchange	June 30
	2004	Accrued	Payments	of Discount	Impact	2004
Labour liability for termination plans	$346.8	(1.4)	(14.1)	4.4	1.2	$336.9
Other non-labour liabilities for exit plans	8.9	(0.1)	(0.8)	0.1	0.2	8.3

Total restructuring liability	355.7	(1.5)	(14.9)	4.5	1.4	345.2

Environmental remediation program	93.8	0.1	(4.6)	—	0.5	89.8

Total restructuring and environmental remediation liability	$449.5	(1.4)	(19.5)	4.5	1.9	$435.0

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(unaudited)

6	Restructuring and environmental remediation (continued)

Six months ended June 30, 2005

	Opening					Closing
	Balance				Foreign	Balance
(in millions)	Jan. 1			Amortization	Exchange	June 30
	2005	Accrued	Payments	of Discount	Impact	2005
Labour liability for termination plans	$269.7	(2.0)	(22.9)	6.3	0.9	$252.0
Other non-labour liabilities for exit plans	6.1	(0.1)	(0.1)	0.1	0.1	6.1

Total restructuring liability	275.8	(2.1)	(23.0)	6.4	1.0	258.1

Environmental remediation program	172.9	—	(3.3)	—	2.2	171.8

Total restructuring and environmental remediation liability	$448.7	(2.1)	(26.3)	6.4	3.2	$429.9

Six months ended June 30, 2004

	Opening					Closing
	Balance				Foreign	Balance
(in millions)	Jan. 1			Amortization	Exchange	June 30
	2004	Accrued	Payments	of Discount	Impact	2004
Labour liability for termination plans	$358.2	(1.4)	(30.8)	8.8	2.1	$336.9
Other non-labour liabilities for exit plans	9.2	(0.1)	(1.1)	0.1	0.2	8.3

Total restructuring liability	367.4	(1.5)	(31.9)	8.9	2.3	345.2

Environmental remediation program	94.8	0.1	(6.1)	—	1.0	89.8

Total restructuring and environmental remediation liability	$462.2	(1.4)	(38.0)	8.9	3.3	$435.0

Amortization of Discount is charged to income as “Other Charges” and “Purchased Services and Other”.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(unaudited)

7	Shareholders’ equity

An analysis of Common Share balances is as follows:

	For the three months ended June 30
(in millions)	2005		2004
	Number	Amount	Number	Amount
Balance, April 1	158.9	$1,124.7	158.7	$1,118.5
Shares issued under stock option plans	0.1	1.6	—	0.3
Stock compensation expense related to shares issued under stock option plans	—	0.4	—	—
Shares repurchased	(0.4)	(3.1)	—	—

Balance, June 30	158.6	$1,123.6	158.7	$1,118.8

	For the six months ended June 30
(in millions)	2005		2004
	Number	Amount	Number	Amount
Balance, January 1	158.8	$1,120.6	158.7	$1,118.1
Shares issued under stock option plans	0.2	5.7	—	0.7
Stock compensation expense related to shares issued under stock option plans	—	0.4	—	—
Shares repurchased	(0.4)	(3.1)	—	—

Balance, June 30	158.6	$1,123.6	158.7	$1,118.8

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(unaudited)

7	Shareholders’ equity (continued)

An analysis of contributed surplus balances is as follows:

	For the three months
	ended June 30
(in millions)	2005	2004
Balance, April 1	$302.7	$296.0
Stock compensation expense	2.4	0.9
Stock compensation expense related to shares issued under stock option plans	(0.4)	—
Shares repurchased	(15.8)	—

Balance, June 30	$288.9	$296.9

	For the six months
	ended June 30
(in millions)	2005	2004
Balance, January 1	$300.4	$294.6
Stock compensation expense	4.7	2.3
Stock compensation expense related to shares issued under stock option plans	(0.4)	—
Shares repurchased	(15.8)	—

Balance, June 30	$288.9	$296.9

In May 2005, the Company completed the necessary filings for a normal course issuer bid to purchase, for cancellation, up to 2.5 million of its outstanding Common Shares, representing 1.6% of the approximately 159.0 million Common Shares outstanding just prior to the filing date. Share purchases may be made during the 12-month period beginning June 6, 2005, and ending June 5, 2006. The purchases are made at the market price on the day of purchase, with consideration allocated to share capital, up to the average carrying amount of the shares, and any excess allocated to contributed surplus. When shares are repurchased, it takes three days before the transaction is settled and the shares are cancelled. The cost of shares purchased in a given month and settled in the following month is accrued in the month of purchase. During the second quarter, 432,000 shares were purchased at an average price of $43.58.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(unaudited)

8	Stock-based compensation

In 2005, under CPR’s stock option plans, the Company issued 1,548,400 options to purchase Common Shares at the weighted average price of $42.05 per share, based on the closing price on the day prior to the grant date. In tandem with these options, 508,200 stock appreciation rights were issued at the weighted average exercise price of $42.05.

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 months and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date.

The following is a summary of the Company’s fixed stock option plans as of June 30 (including options granted under the Directors’ Stock Option Plan, which was suspended in 2003):

	2005		2004
	Number of	Weighted average	Number of	Weighted average
	options	exercise price	options	exercise price
Outstanding, January 1	7,752,080	$29.32	6,226,674	$28.20
New options granted	1,548,400	42.05	1,741,400	32.50
Exercised	(212,943)	26.62	(56,255)	13.40
Forfeited/cancelled	(92,751)	27.74	(55,818)	20.48

Outstanding, June 30	8,994,786	$31.59	7,856,001	$29.32

Options exercisable at June 30	2,126,256	$27.31	1,285,419	$24.14

Compensation expense is recognized over the vesting period for stock options issued since January 1, 2003, based on their estimated fair values on the date of grants, as determined by the Black-Scholes option pricing model. Had CPR used the fair value method for options granted between January 1, 2002, and December 31, 2002, CPR’s pro forma basis net income and earnings per share would have been as follows:

		For the three months		For the six months
		ended June 30		ended June 30
		2005	2004	2005	2004
Net income (in millions)	As reported	$123.2	$83.7	$203.9	$107.2
	Pro forma	$123.0	$83.4	$203.6	$106.3

(in dollars)
Basic earnings per share	As reported	$0.78	$0.53	$1.28	$0.67
	Pro forma	$0.77	$0.53	$1.28	$0.67

Diluted earnings per share	As reported	$0.77	$0.53	$1.27	$0.67
	Pro forma	$0.77	$0.52	$1.27	$0.67

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(unaudited)

8	Stock-based compensation (continued)

Under the fair value method, the fair value of options at the grant date is $10.0 million for options issued in the first six months of 2005 (first six months of 2004 — $9.5 million). The weighted average fair value assumptions were approximately:

	For the six months
	ended June 30
	2005	2004
Expected option life (years)	4.50	4.50
Risk-free interest rate	3.49%	3.36%
Expected stock price volatility	24%	28%
Expected annual dividends per share	$0.53	$0.50
Weighted average fair value of options granted during the year	$9.65	$8.04

9	Pensions and other benefits

The total benefit cost for the Company’s defined benefit pension plans, defined contribution pension plans and post-retirement benefits for the quarter ended June 30, 2005, was $21.0 million (quarter ended June 30, 2004 — $19.8 million) and for the six months ended June 30, 2005, was $41.4 million (six months ended June 30, 2004 — $39.1 million).

10	Significant customers

During the first six months of 2005, one customer comprised 14.7% of total revenue (first six months of 2004 — 11.4%). At June 30, 2005, one customer represented 9.2% of total accounts receivable (June 30, 2004 — 5.1%).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(unaudited)

11	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at June 30, 2005, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

During the fourth quarter of 2004, CPR recorded a charge for environmental remediation for a specific property. The estimated cost of remediation may change as new information becomes available or new developments occur. However, no significant changes to the charge had occurred as of June 30, 2005.

Capital commitments
At June 30, 2005, CPR had multi-year capital commitments of $606.5 million, mainly for locomotive overhaul agreements, in the form of signed contracts. Payments for these commitments are due in 2005 through 2016.

Operating lease commitments
At June 30, 2005, minimum payments under operating leases were estimated at $599.1 million in aggregate, with annual payments in each of the next five years of: remainder of 2005 — $76.6 million; 2006 — $132.0 million; 2007 — $92.8 million; 2008 — $65.8 million; 2009 — $41.6 million.

Guarantees
The Company had residual value guarantees on operating lease commitments of $235.3 million at June 30, 2005. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At June 30, 2005, these accruals, which do not include any amounts for residual value guarantees, amounted to $7.5 million.

Summary of Rail Data

Second Quarter					Year-to-date
2005	2004	Variance	%		2005	2004	Variance	%
				Financial (millions, except per share data)
				Revenues
$1,056.5	$959.0	$97.5	10.2	Freight revenue	$2,036.4	$1,812.7	$223.7	12.3
				Other revenue
13.7	14.5	(0.8)	(5.5)	Other intermodal revenues	26.4	26.2	0.2	0.8
35.7	31.2	4.5	14.4	Non-freight and switching revenues	57.2	52.4	4.8	9.2

49.4	45.7	3.7	8.1	Total other revenue	83.6	78.6	5.0	6.4

1,105.9	1,004.7	101.2	10.1		2,120.0	1,891.3	228.7	12.1

				Expenses
322.2	318.1	4.1	1.3	Compensation and benefits	653.3	627.1	26.2	4.2
145.2	107.9	37.3	34.6	Fuel	279.7	207.6	72.1	34.7
46.0	45.5	0.5	1.1	Materials	104.8	99.3	5.5	5.5
54.7	60.9	(6.2)	(10.2)	Equipment rents	103.2	119.5	(16.3)	(13.6)
110.7	102.7	8.0	7.8	Depreciation and amortization	220.2	202.3	17.9	8.8
156.0	149.0	7.0	4.7	Purchased services and other	309.0	298.9	10.1	3.4

834.8	784.1	50.7	6.5		1,670.2	1,554.7	115.5	7.4

271.1	220.6	50.5	22.9	Operating income (1)	449.8	336.6	113.2	33.6
5.7	10.1	(4.4)	(43.6)	Other charges	4.7	14.7	(10.0)	(68.0)
53.2	57.1	(3.9)	(6.8)	Interest expense	104.8	111.1	(6.3)	(5.7)
72.2	49.9	22.3	44.7	Income tax expense before foreign exchange losses on long-tem debt (1)	115.7	69.5	46.2	66.5

140.0	103.5	36.5	35.3	Income before foreign exchange losses on long-term debt (1)	224.6	141.3	83.3	59.0

				Foreign exchange losses on long-term debt (FX on LTD)
(17.0)	(20.0)	3.0	—	FX on LTD	(20.1)	(33.3)	13.2	—
0.2	0.2	—	—	Income tax on FX on LTD	(0.6)	(0.8)	0.2	—

(16.8)	(19.8)	3.0	—	FX on LTD (net of tax)	(20.7)	(34.1)	13.4	—

$123.2	$83.7	$39.5	47.2	Net income	$203.9	$107.2	$96.7	90.2

				Earnings per share (EPS)
$0.78	$0.53	$0.25	47.2	Basic earnings per share	$1.28	$0.67	$0.61	91.0
$0.77	$0.53	$0.24	45.3	Diluted earnings per share	$1.27	$0.67	$0.60	89.6

				EPS before FX on LTD (1)
$0.88	$0.65	$0.23	35.4	Basic earnings per share	$1.41	$0.89	$0.52	58.4
$0.87	$0.65	$0.22	33.8	Diluted earnings per share	$1.40	$0.89	$0.51	57.3

158.9	158.7	0.2	0.1	Weighted average number of shares outstanding (millions)	158.8	158.7	0.1	0.1

75.5	78.0	(2.5)	—	Operating ratio (1) (2) (%)	78.8	82.2	(3.4)	—

8.3	7.4	0.9	—	ROCE before FX on LTD (after tax) (1) (2) (%)	8.3	7.4	0.9	—

42.1	47.0	(4.9)	—	Net debt to net debt plus equity (%)	42.1	47.0	(4.9)	—

$265.4	$210.5	$54.9	26.1	EBIT before FX on LTD (1) (2) (millions)	$445.1	$321.9	$123.2	38.3
$376.1	$313.2	$62.9	20.1	EBITDA before FX on LTD (1) (2) (millions)	$665.3	$524.2	$141.1	26.9

(1)	These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies.

See note on non-GAAP earnings measures attached to commentary.

(2)	EBIT:	Earnings before interest and taxes.

	EBITDA:	Earnings before interest, taxes, and depreciation and amortization.

	ROCE (after tax):	Return on capital employed (after tax) = earnings before interest (last 12 months) divided by average net debt plus equity.

	Operating ratio:	Operating expenses divided by revenues.

Summary of Rail Data (Page 2)

Second Quarter					Year-to-date
2005	2004	Variance	%		2005	2004	Variance	%
				Commodity Data

				Freight Revenues (millions)
$173.5	$162.1	$11.4	7.0	— Grain	$339.1	$297.1	$42.0	14.1
198.7	134.2	64.5	48.1	— Coal	364.3	249.5	114.8	46.0
116.9	130.6	(13.7)	(10.5)	— Sulphur and fertilizers	236.2	241.8	(5.6)	(2.3)
86.1	83.0	3.1	3.7	— Forest products	167.2	156.4	10.8	6.9
114.3	107.3	7.0	6.5	— Industrial products	232.9	208.9	24.0	11.5
81.7	82.8	(1.1)	(1.3)	— Automotive	151.6	154.1	(2.5)	(1.6)
285.3	259.0	26.3	10.2	— Intermodal (including food and consumer)	545.1	504.9	40.2	8.0

$1,056.5	$959.0	$97.5	10.2	Total Freight Revenues	$2,036.4	$1,812.7	$223.7	12.3

				Intermodal (including food and consumer)
272.4	246.6	25.8	10.5	— Intermodal	519.9	479.5	40.4	8.4
12.9	12.4	0.5	4.0	— Food and consumer	25.2	25.4	(0.2)	(0.8)

				Millions of Revenue Ton-Miles (RTM)
6,160	5,702	458	8.0	— Grain	12,297	11,264	1,033	9.2
6,210	6,613	(403)	(6.1)	— Coal	11,938	12,345	(407)	(3.3)
5,382	5,854	(472)	(8.1)	— Sulphur and fertilizers	10,879	10,805	74	0.7
2,665	2,723	(58)	(2.1)	— Forest products	5,186	5,218	(32)	(0.6)
3,436	3,590	(154)	(4.3)	— Industrial products	7,016	7,057	(41)	(0.6)
658	665	(7)	(1.1)	— Automotive	1,228	1,217	11	0.9
7,271	6,826	445	6.5	— Intermodal (including food and consumer)	13,958	13,539	419	3.1

31,782	31,973	(191)	(0.6)	Total RTMs	62,502	61,445	1,057	1.7

				Intermodal (including food and consumer)
6,888	6,530	358	5.5	— Intermodal	13,227	12,857	370	2.9
383	296	87	29.4	— Food and consumer	731	682	49	7.2

				Freight Revenue per RTM (cents)
2.82	2.84	(0.02)	(0.7)	— Grain	2.76	2.64	0.12	4.5
3.20	2.03	1.17	57.6	— Coal	3.05	2.02	1.03	51.0
2.17	2.23	(0.06)	(2.7)	— Sulphur and fertilizers	2.17	2.24	(0.07)	(3.1)
3.23	3.05	0.18	5.9	— Forest products	3.22	3.00	0.22	7.3
3.33	2.99	0.34	11.4	— Industrial products	3.32	2.96	0.36	12.2
12.42	12.45	(0.03)	(0.2)	— Automotive	12.35	12.66	(0.31)	(2.4)
3.92	3.79	0.13	3.4	— Intermodal	3.91	3.73	0.18	4.8
3.32	3.00	0.32	10.7	Freight Revenue per RTM	3.26	2.95	0.31	10.5

				Carloads (thousands)
79.6	78.4	1.2	1.5	— Grain	155.5	150.2	5.3	3.5
91.0	101.7	(10.7)	(10.5)	— Coal	176.9	197.4	(20.5)	(10.4)
54.0	60.1	(6.1)	(10.1)	— Sulphur and fertilizers	109.5	110.7	(1.2)	(1.1)
40.4	41.0	(0.6)	(1.5)	— Forest products	79.7	80.5	(0.8)	(1.0)
71.8	71.3	0.5	0.7	— Industrial products	145.0	141.8	3.2	2.3
44.6	47.0	(2.4)	(5.1)	— Automotive	86.6	90.3	(3.7)	(4.1)
293.1	295.4	(2.3)	(0.8)	— Intermodal (including food and consumer)	568.8	580.7	(11.9)	(2.0)

674.5	694.9	(20.4)	(2.9)	Total Carloads	1,322.0	1,351.6	(29.6)	(2.2)

				Intermodal (including food and consumer)
285.0	286.9	(1.9)	(0.7)	— Intermodal	552.3	564.1	(11.8)	(2.1)
8.1	8.5	(0.4)	(4.7)	— Food and consumer	16.5	16.6	(0.1)	(0.6)

				Freight Revenue per Carload
$2,180	$2,068	$112	5.4	— Grain	$2,181	$1,978	$203	10.3
2,184	1,320	864	65.5	— Coal	2,059	1,264	795	62.9
2,165	2,173	(8)	(0.4)	— Sulphur and fertilizers	2,157	2,184	(27)	(1.2)
2,131	2,024	107	5.3	— Forest products	2,098	1,943	155	8.0
1,592	1,505	87	5.8	— Industrial products	1,606	1,473	133	9.0
1,832	1,762	70	4.0	— Automotive	1,751	1,707	44	2.6
973	877	96	10.9	— Intermodal	958	869	89	10.2
$1,566	$1,380	$186	13.5	Freight Revenue per Carload	$1,540	$1,341	$199	14.8

Summary of Rail Data (Page 3)

Second Quarter					Year-to-date
2005	2004 (1)	Variance	%		2005	2004 (1)	Variance	%
				Operations and Productivity

62,284	60,813	1,471	2.4	Freight gross ton-miles (GTM) (millions)	120,700	116,764	3,936	3.4
31,782	31,973	(191)	(0.6)	Revenue ton-miles (RTM) (millions)	62,502	61,445	1,057	1.7
10,963	10,418	545	5.2	Train-miles (thousands)	21,628	20,362	1,266	6.2

1.8	2.6	(0.8)	(30.8)	FRA personal injuries per 200,000 employee-hours	2.2	2.9	(0.7)	(24.1)
1.3	2.1	(0.8)	(38.1)	FRA train accidents per million train-miles	2.1	2.2	(0.1)	(4.5)

3.32	3.00	0.32	10.7	Freight revenue per RTM (cents)	3.26	2.95	0.31	10.5
2.63	2.45	0.18	7.3	Total operating expenses per RTM (cents)	2.67	2.53	0.14	5.5
1.34	1.29	0.05	3.9	Total operating expenses per GTM (cents)	1.38	1.33	0.05	3.8
76.15	75.26	0.89	1.2	Total operating expenses per train-mile (dollars)	77.22	76.35	0.87	1.1

5,681	5,837	(156)	(2.7)	Average train weights (tons)	5,581	5,734	(153)	(2.7)
4,091	4,114	(23)	(0.6)	Average train length (feet)	3,954	4,085	(131)	(3.2)
24.1	24.3	(0.2)	(0.8)	Average train speed (mph)	24.0	23.8	0.2	0.8

16,973	16,535	438	2.6	Number of active employees at end of period	16,973	16,535	438	2.6
16,680	16,393	287	1.8	Average number of active employees	16,074	15,830	244	1.5
13,848	13,848	—	—	Miles of road operated at end of period (2)	13,848	13,848	—	—

3,734	3,710	24	0.6	GTMs per average active employee (000)	7,509	7,376	133	1.8
4,498	4,391	107	2.4	GTMs per mile of road operated (2) (000)	8,716	8,432	284	3.4
666	681	(15)	(2.2)	GTMs per active locomotive per day (000)	655	666	(11)	(1.7)

1.16	1.18	(0.02)	(1.7)	U.S. gallons of fuel per 1,000 GTMs	1.21	1.23	(0.02)	(1.6)
1.49	1.01	0.48	47.5	Average fuel price excluding provincial fuel taxes (U.S. dollar per U.S. gallon)	1.43	1.00	0.43	43.0

72.2	71.8	0.4	0.6	Diesel fuel consumed — freight & yard (million U.S. gallons)	145.6	143.8	1.8	1.3
52.57	37.87	14.70	38.8	WTI (US$/bbl — average lagged 1 month, unhedged)	49.31	35.75	13.56	37.9

1.241	1.349	(0.108)	—	Average foreign exchange rate (Canadian$/US$)	1.234	1.334	(0.100)	—
0.806	0.741	0.065	—	Average foreign exchange rate (US$/Canadian$)	0.810	0.750	0.060	—

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.

(2)	Excludes track on which CPR has haulage rights.